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Exhibit 20  Press Release

THE DIAL CORPORATION CREATED
IN SPIN-OFF OF CONSUMER PRODUCTS BUSINESS

PHOENIX, Ariz., Aug. 16, 1996 -- The new Dial Corporation, a $1.5 billion consumer products manufacturer and marketer with some of the world's best-known brand names, was listed today on the New York Stock Exchange

(ticker symbol: DL).

     The new Dial was created as a result of the spin-off of the consumer products group from the former Dial Corp.  That company, now consisting of a group of services businesses, has been renamed Viad Corp.

     Today's Dial is one of the country's leading manufacturers and marketers ofpersonal care, household and laundry products and shelf-stable food.  Its quality products have been favorites of American shoppers for more than 100 years, and they are found in nine out of every 10 American households.

     Among the company's major brands are Dial soap, the number-one antibacterial bar and liquid soap; Purex laundry detergent, the second-largest detergent brand; Renuzit air fresheners; and Armour Star canned meats.  Other products include Tone soap, Brillo scouring pads,

Magic spray starch and Twenty Mule Team Borax.

     Dial, headquartered in Phoenix, generates $1.5 billion in annual sales and is one of the most vibrant consumer franchises in the nation.  It has been successful over the years because of its low-cost production, its sales prowess and its technological innovation.

     Malcolm Jozoff has been elected chairman, president and chief executive officer of The Dial Corporation.  Until last year, he was chairman and chief executive officer of Lenox, Inc., the tableware and luggage manufacturer.

Prior to that, Jozoff was president of Procter & Gamble's worldwide healthcare sector and a corporate group vice president.

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     "We intend to take full advantage of the broad trade and consumer acceptance of our brands to increase our revenues and earnings," Jozoff said.

"The new Dial Corporation will build on its core brands, domestically and internationally, and grow both internally and through strategic acquisitions and partnerships."

     Jozoff added:  "For investors interested in a 'pure play' in the consumer products industry, the new Dial offers an excellent opportunity."